Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the caption "Independent Registered Public Accounting Firm" in the Prospectus and Statement of Additional Information, dated April 10, 2024 and included in this Post-Effective Amendment No. 22 to the Registration Statement (Form N-6, File No. 333-144272) of Lincoln Life Flexible Premium Variable Life Account JF-A (the “Registration Statement”).

We also consent to the use of our reports (1) dated March 15, 2024, with respect to the consolidated financial statements of The Lincoln National Life Insurance Company and (2) dated April 3, 2024, with respect to the financial statements of each of the subaccounts within Lincoln Life Flexible Premium Variable Life Account JF-A, for the year ended December 31, 2023, included in this Registration Statement, filed with the Securities and Exchange Commission.

Philadelphia, Pennsylvania

April 10, 2024